[Weil, Gotshal & Manges LLP Letterhead]


                                January 31, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Ms. Pamela A. Long

                  RE: BUILDING MATERIALS CORPORATION OF AMERICA
                       REGISTRATION STATEMENT ON FORM S-4
                                     FILE NO. 333-119608

Dear Ms. Long:

                  On behalf of our clients, Building Materials Corporation of America and the additional registrants of the Registration Statement (as defined below) (collectively, the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-4 (the "Registration Statement") of the Company (File No. 333-119608, together with exhibits thereto).

                  Set forth below in bold are each of the comments in the Staff's letter of December 17, 2004. Immediately following each of the Staff's comment is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

GENERAL

         1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 4. SINCE GAF FIBERGLASS IS NOT AN ADDITIONAL REGISTRANT, PLEASE WITHDRAW THE REGISTRATION STATEMENT FOR THIS SUBSIDIARY ONLY. PLEASE CONTACT THE EDGAR FILE SUPPORT OFFICE (202-942-8900) IF YOU HAVE ANY QUESTIONS.


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                  GAF Fiberglass Corporation has filed a request to withdraw the
Registration Statement.

PROSPECTUS SUMMARY, PAGES 1-5

         2. WE REISSUE PRIOR COMMENT 12. IN THE SUMMARY, YOU ARE TO CAREFULLY CONSIDER AND IDENTIFY THOSE ASPECTS OF THE OFFERING THAT ARE THE MOST SIGNIFICANT AND DETERMINE HOW TO BEST HIGHLIGHT THOSE POINTS IN CLEAR, PLAIN LANGUAGE. THE SUMMARY SHOULD NOT INCLUDE LENGTHY DESCRIPTIONS OF YOUR INDUSTRY, COMPETITIVE STRENGTHS, AND BUSINESS STRATEGIES. PLEASE REVISE. IF YOU WANT TO HIGHLIGHT KEY ASPECTS OF YOUR BUSINESS, CONSIDER LISTING THESE IN A BULLET-POINT FORMAT, WITH ONE SENTENCE PER BULLET POINT, AND BALANCE THIS INFORMATION WITH APPROPRIATE RISK FACTOR DISCLOSURE. SEE ITEM 503(A) OF REGULATION S-K AND PART IV.C OF RELEASE NO. 33-7497.

                  The Company has complied with the Staff's comment by deleting the disclosure on Industry, Competitive Strengths and Business Strategies from the Summary and moving that disclosure to the Business section. See pages 2, 53, 54, 55 and 56.

RISK FACTORS, PAGES 17-24

         3. WE REISSUE PRIOR COMMENT 15. PLEASE ALSO AVOID LANGUAGE IN RISK FACTORS LIKE "DETRIMENTALLY AFFECT" OR "SIGNIFICANT DETRIMENTAL EFFECT."

                  The Company has complied with the Staff's comment by revising all of the references to "detrimentally affect," "significant detrimental effect," "adversely affect," "materially affect" or "material adverse effect" to more precisely set forth the impact of the appropriate risk. See pages 15, 18, 19 and 20.

         4.       WE REISSUE PRIOR COMMENT 16.

                  The Company has complied with the Staff's comment by deleting all of the references to "there can be no assurance" or "we cannot assure" and inserting more appropriate language. See pages 14, 15, 19 and 20.

         WE MAY BE FORCED TO CONTRIBUTE ASSETS. . . .PAGE 17

         5.       WE REISSUE PRIOR COMMENT 18.

                  The Company has complied with the Staff's comment by revising the requested disclosure to indicate that claimants generally have not sought a specific amount of damages. See page 15. The Company continues to believe that attempting to

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January 31, 2005
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                  identify the damages sought in those complaints that specified damages is unnecessary and potentially misleading disclosure. The Company notes that prior to the G-I Holdings bankruptcy case that was filed in 2001 (and effectively enjoined all asbestos cases), there were approximately 171,000 asbestos-related cases and most of the complaints did not seek a specific amount of damages. The Company did not track the damages sought in those complaints because it did not, and does not believe the amount of damages sought in those cases was relevant to the liability that it could incur if it is ultimately determined to have asbestos liability. As we have disclosed in the risk factor on page 15, if the Company is held liable for the asbestos liability of G-I Holdings, it would divert a material amount of its cash flow to attempt to satisfy those claims and the Company may not be able to pay the principal and interest on the notes. We believe that this disclosure is the disclosure that is material to investors instead of trying to identify the amount of damages sought in the complaints that identified a damage amount.

MD&A - LIQUIDITY AND FINANCIAL CONDITION, PAGES 44-47

         6. WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 31 AND 32. WE ALSO NOTE THAT YOU HAVE NEGATIVE CASH FLOWS FROM OPERATIONS FOR THE NINE MONTHS ENDED OCTOBER 3, 2004 AND SEPTEMBER 28, 2003. PLEASE CLARIFY IF YOU INTEND TO RELY ON EXTERNAL FINANCING AND CASH ON HAND IN ORDER TO MEET YOUR CASH REQUIREMENTS AND MAINTAIN OPERATIONS OVER THE SHORT AND LONG TERM. ALSO PROVIDE YOUR ASSESSMENT OF WHETHER THIS FINANCING WILL CONTINUE TO BE AVAILABLE, AND ON WHAT TERMS.

                  The Company has complied with the Staff's comment by adding the requested disclosure. See page 41.

LEGAL PROCEEDINGS, PAGE 60

         7. WE REISSUE PRIOR COMMENT 40. QUANTIFY THE DAMAGES SOUGHT IN THE COMPLAINTS THAT DO PROVIDE SUCH SPECIFIC INFORMATION.

                  The Company has complied with the Staff's comment by revising the requested disclosure to indicate that most complaints do not seek a specific amount of damages. See pages 60 to 63. Please see our response to Comment 5 above, which is also applicable to this Comment. We have also added to the disclosure of the asbestos proceedings on page 60 the language from the risk factor on page 15 regarding the consequences to the Company if the Company is ultimately determined to be responsible for G-I Holdings asbestos liability.


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EXHIBITS

         8. IN EXHIBIT 5.1, WHERE COUNSEL REFERS TO THE CORPORATE LAWS OF THE STATE OF DELAWARE, COUNSEL SHOULD CONFIRM SUPPLEMENTALLY THAT IT DOES NOT INTEND TO EXCLUDE THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THESE LAWS. COUNSEL SHOULD FILE THIS CORRESPONDENCE ON EDGAR, AS IT WILL BE A PART OF THE COMMISSION'S OFFICIAL FILE REGARDING THIS REGISTRATION STATEMENT. SEE SECTION VII.A.14 OF OUR NOVEMBER 14, 2000 CURRENT ISSUES OUTLINE.

                  We supplementally confirm that where we refer to the corporate laws of the State of Delaware in the Exhibit 5.1 opinion, we do not intend to exclude the Delaware Constitution and reported judicial decisions interpreting its laws.

         9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NUMBER 50. IT APPEARS THAT THE LONG-TERM REQUIREMENTS CONTRACT WITH ISP IS WITH AN AFFILIATE AND SHOULD BE FILED PURSUANT TO ITEM
                  601(b)(10)(II)(A).

                  The Company disagrees with the Staff's position that its supply agreement with ISP Minerals Inc. is required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
                  Item 601(b)(10)(ii)(A) provides for the filing of a material ". . . contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price." ISP is an affiliate of the Company, and Item 601(b)(10)(ii)(A) does not use the term "affiliates" in its description of material contracts that need to be filed. The rule uses the term "security holders." "Affiliates" and "security holders" are not synonymous and are distinguished from one another in several instances in the securities laws. For example, Rule 144(a)(1) defines "affiliate of an issuer" as a "person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer." Rule 144 sets forth additional restrictions on the sale of securities under certain circumstances by affiliates versus such sales by ordinary security holders, and although the Company and ISP are affiliates, ISP is not a security holder of the Company. Furthermore, Mr. Heyman is not an officer or director of ISP Minerals Inc. or the Company, which are the actual parties to the supply agreement. In fact, the Company and ISP Minerals Inc. are separate entities, having separate management, separate boards of directors, sales staff, payroll systems, benefit plans and the like. The only nexus for the Company and ISP Minerals Inc. as affiliates is that ISP, which is the parent of ISP Minerals Inc., and the Company are each beneficially owned, as defined in Rule 13d-3, by Mr. Heyman. Otherwise, there is no relationship between the two companies. As a result, the Company does not believe that the supply agreement is required to be filed.

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                  The legislative history of Item 601 also supports a
                  distinction between affiliates and security holders. Regulation S-K was created to serve as a single, uniform source of disclosure requirements for all registration forms under the 1933 Act and periodic reports and registration statements under the 1934 Act. The provisions of clauses
                  (ii)(A) and (ii)(B) of Item 601(b)(10) have their genesis in and are identical in substance (albeit not in form) to the language of the corresponding Form S-1 exhibit filing requirement adopted in 1955 as part of an overall revision of all of the then existing exhibit requirements. SEE SEC Release No. 33-3540, dated April 27, 1955 (proposing these revisions). The language that pre-dated and was superseded by the 1955 revision (and is set forth in SEC Release No. 33-3406, dated January 25, 1951), stated that:

                           If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it is made in the ordinary course of business unless the amount involved in the contract in proportion to the total assets and volume of business of the registrant and its subsidiaries, the duration of the contract and the party with whom contracted, are such as to make it of an extraordinary nature. Without limiting the generality of the foregoing, the following contracts made with parties other than voting trustees, directors, officers, promoters, underwriters, principal holders of equity securities or AFFILIATES [emphasis added] are deemed to have been made in the ordinary course of business and need not be filed.

                  Thus, the 1951 Release included the requirement to file ordinary course contracts with affiliates. Four years later, however, in SEC Release 33-3540 (Apr. 27, 1955), the requirement with respect to affiliates was removed. The language of Release 33-3540 mirrors what is currently Item 601(b)(10)(ii)(A) and does NOT include the requirement to file ordinary course affiliate contracts. Accordingly, the Company believes the term "affiliates" was intentionally omitted from the rule and ordinary course affiliate contracts need not be filed.

                  In addition, it is worth noting that both the Company and ISP have undergone several SEC Staff reviews since 1994 and have never been required to file the ISP supply agreement. For example, ISP was reviewed in 2000 where ISP's treatment


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January 31, 2005
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                  of the supply agreement was accepted. The Company was most recently reviewed in 2001. Accordingly, we reiterate our previous response to Comment 50 that, although the supply agreement may be material to the Company, it is a contract made in the ordinary course of business, and the Company does not believe that any provision of Item 601 would require it to be filed.

ACCOUNTING COMMENTS TO FORM 10-K FYE 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CASH AND CASH EQUIVALENTS

         10. PLEASE TELL US HOW THE DEBT SECURITIES PURCHASED WITH ORIGINAL MATURITIES OF SIX MONTHS OR LESS QUALIFY AS CASH EQUIVALENTS UNDER SFAS 95 PARAGRAPH 8.

                  The Company acknowledges the Staff's comment and will modify the disclosure in future periodic reports, as discussed with John Cash of the Division of Corporate Finance on January 4, 2005.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PROPERTY, PLANT AND EQUIPMENT

         11. WE NOTE THAT DEPRECIATION IS COMPUTED "PRINCIPALLY" ON THE STRAIGHT-LINE METHOD. PLEASE TELL US SUPPLEMENTALLY AND DISCLOSE IN FUTURE FILINGS WHAT OTHER DEPRECIATION METHODS ARE USED FOR EACH MAJOR CLASS OR DEPRECIABLE ASSETS.

                  The Company acknowledges the Staff's comment and will modify the disclosure in future periodic reports, as discussed with John Cash of the Division of Corporate Finance on January 4, 2005.



                  We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 2 to the Registration Statement on Form S-4 as promptly as practicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8000.

                                                          Sincerely yours,

                                                          /s/ Michael Lubowitz
                                                          ----------------------
                                                          Michael Lubowitz